Cybin Announces Senior Leadership Changes

Doug Drysdale to step down as Chief Executive Officer; Eric So appointed Interim Chief Executive Officer

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplement dated February 10, 2025, to its short form base shelf prospectus dated August 17, 2023, as amended December 22, 2023, April 8, 2024, and January 6, 2025.

TORONTO, CANADA – September 2, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe Canada:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, announced that, effective September 2, 2025, Doug Drysdale will step down as the Company’s Chief Executive Officer. The Company’s Co-Founder and President, Eric So, has been appointed as Interim Chief Executive Officer by the Board of Directors.

“Cybin was founded with a singular mission: to transform the treatment paradigm for mental health. With a solid foundation of clinical progress, regulatory recognition, and strong partnerships, we remain well-positioned to drive our programs forward,” said Eric So, Interim Chief Executive Officer.” “I am committed to ensuring continuity during this transition and to maintaining our focus on creating long-term value for both patients and shareholders.”

Mr. So continued, “I want to thank Mr. Drysdale for his contributions. As Interim CEO, I look forward to executing on our strategy, advancing our clinical pipeline to successful approval of CYB003 and CYB004, and working closely with our partners as we move toward delivering innovative new therapies for patients in need.”

Mr. So is a Co-founder and Executive Chairman of Cybin. He is a veteran owner, operator and investor in numerous companies over the last 20 years and has led corporate strategy, development, and finance at all stages of the business life cycle from start-up to growth stage and multinational.

The Board of Directors has established a committee to conduct a search for a new Chief Executive Officer. The Committee and the Board aim to move swiftly to bring onboard a new leader who will lead the Company through commercialization and ensure that Cybin delivers on its commitment to revolutionizing mental healthcare by developing new and innovative next-generation treatment options for patients.

About Cybin

Cybin® is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s ability to obtain successful approval of CYB003 and CYB004; the Committee and Board’s ability to swiftly bring onboard a new Chief Executive Officer; the ability of that new Chief Executive Officer to deliver on Cybin’s commitments; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Candice Masse
astr partners
Managing Director
(978) 879-7273
candice.masse@astrpartners.com

Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com